Exhibit (c)(2)
Project Lipstick July 2009 Exchange Offer Considerations DRAFT

Table of Contents Executive Summary Debt Capital Markets Overview DRAFT

Executive Summary 1 DRAFT

Introduction Broadpoint Gleacher Securities Group, Inc. (together with its affiliates "Broadpoint Gleacher") has outlined its view on the economic benefits of Magenta's proposed voluntary exchange offer to Rouge's Minority Shareholders The proposed transaction is premised on a two-phased transaction structure in which (1) Magenta amends the terms of its $107 million senior subordinated term loan (the "Subordinated Term Loan") due from Rouge Consumer Products Corporation ("RCPC"), and (2) Rouge's participating minority shareholders ("Participating Shareholders") subsequently surrender their existing equity interests in Rouge in exchange for new preferred stock (the "Preferred Stock") which includes a contingent value right ("CVR") The maturity date of the Subordinated Term Loan is extended to 2013 in exchange for an increase in coupon rate from 11% to 12.75%, payable in cash on a quarterly basis Participating Shareholders receive a $3.71 per share liquidation preference in Preferred Stock with terms mirroring those of the restructured Subordinated Term Loan Participating Shareholders also receive a 2-year CVR as part of the Preferred Stock Upon a change of control transaction, the CVR would provide Participating Shareholders with the right to participate fully in the upside of such transaction, up to a maximum of $12.00 per share (1) If no change of control transaction were to materialize within the 2-year period, Participating Shareholders would receive an additional $1.00 per share payment upon expiration of the CVR Magenta contributes $3.71 principal amount of the Subordinated Term Loan to Rouge in exchange for one share of Rouge common stock, in each case corresponding to the number of shares of common stock tendered in the exchange Affirmative benefits to Participating Shareholders include: Seniority to common stock held by Magenta and non-participating shareholders through a liquidation preference of $3.71 per share Availability of quarterly preferred dividends at a rate of 12.75% per annum (or $0.47 per share per annum) The continued ability to participate in the equity upside associated with a change of control transaction capped at $12 per share (or 349% above Rouge's unaffected stock price of $2.67 as of April 9, 2009) Elimination of the August 2010 refinancing contingency associated with the Subordinated Term Loan (1) Participating Shareholders will receive maximum total consideration of $12.00 per share, including liquidation preference and aggregate preferred dividends DRAFT

Transaction Benefits to Participating Shareholders Benefit Proposed Transaction Status Quo Liquidation Preference Participating Shareholders would maintain their voting rights (approximately 20% assuming 100% participation) while receiving substantial downside protection afforded through a $3.71 liquidation preference The New Preferred Stock will be registered and tradable in secondary market Minority Shareholders maintain an approximate 39% economic interest and 25% voting interest in Rouge Dividend Participating Shareholders would receive $1.89 of additional income through quarterly cash dividends over a 4-year period Cash dividends serve to increase the purchase price by approximately 51% in a potentially tax advantageous manner Rouge has not historically paid cash dividends The terms of the 2006 Credit Agreements and the 9.5% Senior Notes indenture currently restrict RCPC's ability to pay dividends or make distributions to Rouge, except in limited circumstances Change of Control Transaction Participating Shareholders will share in the equity upside of a change of control transaction up to $12.00 per share representing a substantial premium to the unaffected stock price (349%) and current stock price (130%) (1) If a change of control transaction were not to materialize within 2 years, Participating Shareholders would receive an additional $1.00 per share dividend Minority Shareholders will share equally in the equity upside of a change of control transaction Subordinated Term Loan Maturity At closing, the maturity date of the Subordinated Term Loan shall have been extended to 2013, with the portion retained by Magenta effectively subordinated to the Preferred Stock in terms of repayment at maturity The August 1, 2010 maturity of the Subordinated Term Loan poses a significant risk to Rouge minority shareholders DRAFT (1) Participating Shareholders will receive maximum total consideration of $12.00 per share, including liquidation preference and aggregate preferred dividends

Illustrative Value Considerations The CVR allows Participating Shareholders to participate in the equity upside associated with a change of control up to a maximum cash proceeds of $12.00 per share DRAFT

PROJECT LIPSTICK
CONFIDENTIAL | FOR DISCUSSION PURPOSES ONLY

DRAFT

Refinancing Considerations

- As of March 31, 2009, RCPC had approximately $1.3 billion of funded indebtedness maturing within the next three years, including the $107 million Subordinated Term Loan
  - The Subordinated Term Loan matures on the earlier of (1) the date that Rouge issues equity with gross proceeds of at least $107 million, or (2) August 1, 2010
    - The Subordinated Term Loan will become a current liability at the end of the Company's third fiscal quarter on September 30, 2009
- Broadpoint Gleacher believe that the upcoming maturity of the Subordinated Term Loan poses significant risk to Rouge equity holders for the following reasons
  - Substantially all of the assets of RCPC are encumbered under the 2006 Credit Facilities
  - The Company's corporate credit ratings are below investment grade (B- / B2)
  - Rouge's 9.5% Senior Unsecured Notes (senior to the Subordinated Term Loan) are rated CCC+ / Caa2 and currently trade at 91.25%, implying a 15.4% yield to worst ("YTW")
  - While the credit markets have improved noticeably in 2009, Broadpoint Gleacher believes that a limited new issuance market exists for CCC issuers
    - Year to date, CCC High Yield deals represent only 2.1% of total new high yield issuance activity, with the average deal yielding 1,076 bps over the applicable Treasury benchmark
- While Rouge has not publically communicated its plan to address the Subordinated Term Loan maturity, Broadpoint Gleacher have identified the following potential outcomes
  - Refinancing the Subordinated Term Loan through Magenta's proposed exchange offer
  - If at all possible, refinancing the Subordinated Term Loan on market terms and likely warrant coverage
  - Refinancing the Subordinated Term Loan through an equity issuance / rights offering

Broadpoint.Gleacher
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Summary of Refinancing Alternatives Transaction Description Dilution Magenta Exchange Offer Participating Shareholders surrender their existing Rouge equity interests in exchange for Preferred Stock and a 2-year CVR; requires majority tender 2% - 20% economic dilution to non-participating shareholders Dependent upon shareholder participation rates, whether there is a change of control transaction and the valuation of a change of control transaction Market Refinancing If at all possible, Magenta or a third party refinances the Subordinated Term Loan with new subordinated indebtedness on market terms Broadpoint Gleacher believes that a market refinancing of the Subordinated Term Loan, if at all possible, would result in significant economic dilution to existing shareholders Equity Issuance / Rights Offering Rouge issues equity with gross proceeds of at least $107 million to repay the Subordinated Term Loan at maturity Up to 35% economic dilution to public shareholders based on current market prices Dependent upon shareholder participation rates and the rights issue price DRAFT

Accretion / Dilution Analysis - Magenta Exchange Offer The following analysis contemplates a scenario in which Magenta completes the proposed voluntary exchange offer DRAFT

New Subordinated Debt Transaction DRAFT Broadpoint Gleacher believes it would be extremely difficult for Rouge to refinance the Subordinated Term Loan in the current credit market environment Broadpoint Gleacher believes that a financing commitment would be unlikely on a fully underwritten basis Any attempt to secure financing would be pursued on a "best efforts" basis Third parties will likely require pricing above Rouge's 9.5% Senior Unsecured Notes, implying a yield north of 15.4% Third parties may also require warrant coverage to induce them to participate in the contemplated refinancing, resulting in further dilution to Rouge shareholders The terms of any refinancing of the Subordinated Term Loan, if it could be refinanced, could affect the refinancing of Rouge's other debt Broadpoint Gleacher estimates that the dilution associated with a substantial increase in interest rates and the required warrant coverage would be significant to existing shareholders

Share Dilution Analysis - Equity Issuance / Rights Offering The following analysis contemplates a scenario in which Rouge issues equity with gross proceeds of at least $107 million to repay the Subordinated Term Loan at maturity DRAFT Rouge's unaffected stock price was $2.67 as of April 9, 2009, representing the closing price on the last trading day prior to the submission of Magenta's offer letter Select Rouge peers have traded up by 15.0% - 20.0% on average since April 9, 2009; the S&P 500 has increased by 4.7% over the same period

Debt Capital Markets Overview 2 DRAFT

High Yield New-issue Activity DRAFT

Capital Markets Statistics - Previous Six Weeks DRAFT

High Yield Priced Deals - Last Week DRAFT